

06009113

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAY 3 0 2006
209
WASH. D.C.

SEC FILE NUMBER

8-52293

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/05_____ AND ENDING _____03/31/06_____
                                                MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PetroGrowth Energy Advisors, L.L.C.

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

125 E. John Carpenter Fwy., Suite 600A
                                         (No. and Street)

| Irving | TX | 75062 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                       (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                                        (Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 1 0 2006

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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# OATH OR AFFIRMATION

I, __Grant Swartzwelder_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PetroGrowth Energy Advisors, L.L.C._____, as of __March 31_____ , 2006, are true and correct.  I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
JUDITH K INGRAM
My Commission Expires
January 2. 2008
```

_____
Signature

_____President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PETROGROWTH ENERGY ADVISORS, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2006

PETROGROWTH ENERGY ADVISORS, L.L.C.

CONTENTS



**CF & Co., L.L.P.**

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
PetroGrowth Energy Advisors, L.L.C.

We have audited the accompanying statement of financial condition of PetroGrowth Energy Advisors, L.L.C., as of March 31, 2006, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroGrowth Energy Advisors, L.L.C., as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 18, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

## PETROGROWTH ENERGY ADVISORS, L.L.C.
### Statement of Financial Condition
### March 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 62,020 |
| | $ 62,020 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | $ -0- |
| Member's equity | 62,020 |
| | $ 62,020 |

The accompanying notes are an integral part of these financial statements.

# PETROGROWTH ENERGY ADVISORS, L.L.C.
## Statement of Income
### For the Year Ended March 31, 2006

| | | |
|---|---|---:|
| Revenues | | |
| Consulting income | $ | 50,560 |
| Success fee income | | 685,700 |
| Other income | | 19 |
| Interest income | | 3,153 |
| | | 739,432 |
| | | |
| Expenses | | |
| Compensation and benefits | | 45,000 |
| Regulatory expense | | 1,856 |
| Occupancy and equipment cost | | 4,500 |
| Other expenses | | 654,601 |
| | | 705,957 |
| | | |
| Income before income taxes | | 33,475 |
| | | |
| Provision for state income taxes | | -0- |
| | | |
| Net income | $ | 33,475 |

The accompanying notes are an integral part of these financial statements.

# PETROGROWTH ENERGY ADVISORS, L.L.C.
## Statement of Changes in Member's Equity
### For the Year Ended March 31, 2006

|  | Total |
| --- | --- |
| Balance at March 31, 2005 | $ 28,545 |
| Net income | 33,475 |
| Balance at March 31, 2006 | $ 62,020 |

The accompanying notes are an integral part of these financial statements.

## PETROGROWTH ENERGY ADVISORS, L.L.C.
### Statement of Changes in Liabilities Subordinated
### to Claims of General Creditors
### For the Year Ended March 31, 2006

| | | |
|---|---|---|
| Balance at March 31, 2005 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance at March 31, 2006 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

## PETROGROWTH ENERGY ADVISORS, L.L.C.
### Statement of Cash Flows
### For the Year Ended March 31, 2006

**Cash flows from operating activities:**

| | |
|---|---:|
| Net income | $ 33,475 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Changes in assets and liabilities: | |
| Decrease in prepaid expenses | 13,780 |
| Net cash provided (used) by operating activities | 47,255 |

**Cash flows from investing activities:**

| | |
|---|---:|
| Net cash provided (used) by investing activities | -0- |

**Cash flows from financing activities:**

| | |
|---|---:|
| Net cash provided (used) by financing activities | -0- |

| | |
|---|---:|
| Net increase in cash and cash equivalents | 47,255 |
| Cash and cash equivalents at beginning of year | 14,765 |
| Cash and cash equivalents at end of year | $ 62,020 |

### Supplemental Disclosures

Cash paid for:

| | |
|---|---:|
| Income taxes | $ -0- |
| Interest | $ -0- |

The accompanying notes are an integral part of these financial statements.

Note 1 -        Summary of Significant Accounting Policies

PetroGrowth Energy Advisors, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues. The Company operates as a Texas Limited Liability Company (L.L.C.) and has a sole member, PG Energy Holdings, L.P. (Parent). Its member has limited personal liability for the obligations or debts of the entity. The Company is a member of the National Association of Securities Dealers (NASD). The Company's business is conducted with customers located throughout the United States.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -        Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2006, the Company had net capital of approximately $61,916 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the member to pay federal income taxes on Company profits, among other purposes.

Note 3 -        Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 -        Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided management services from its Parent. The Company expensed $694,500 for these services during the year ended March 31, 2006 as follows:

| | |
|---|---|
| Compensation and benefits | $      45,000 |
| Occupancy and equipment cost | 4,500 |
| Other expenses | 645,000 |
| | $    694,500 |

Note 5 -        Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2006

**Schedule I**

PETROGROWTH ENERGY ADVISORS, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2006

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total member's equity qualified for net capital | $ | 62,020 |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 62,020 |
| Deductions and/or charges | | -0- |
| Net capital before haircuts on securities positions | | 62,020 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | (104) |
| Net capital | $ | 61,916 |

## AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

| | | |
|---|---|---|
| Total aggregate indebtedness | $ | -0- |

## PETROGROWTH ENERGY ADVISORS, L.L.C.
### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission
### As of March 31, 2006

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ -0- |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 56,916 |
| Excess net capital at 1000% | $ 61,916 |
| Ratio: Aggregate indebtedness to net capital | 0 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

<u>PETROGROWTH ENERGY ADVISORS, L.L.C.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of March 31, 2006</u>

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year ended March 31, 2006



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
PetroGrowth Energy Advisors, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of PetroGrowth Energy Advisors, L.L.C., (the "Company"), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 18, 2006